UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras convenes an Extraordinary General Meeting of the Company's shareholders to be held on November 30, 2020, at 3:00 p.m., exclusively by digital format, pursuant to article 4, paragraph 2, item I and article 21-C, paragraphs 2 and 3 of CVM Instruction 481, of December 17, 2009 (“CVM Instruction 481”), via the Teams digital platform (“Digital Platform”), in order to deliberate on the following matters:

I.	Amendment Proposal to the Bylaws to amend articles 17, 22, 23, 27, 30, 34, 47 and 57 of the Bylaws, and subsequent consolidation of the Bylaws, in accordance with the Management Proposal filed on the websites of the Brazilian Securities and Exchange Commission (“CVM”) and the Company.

Given the effects of the COVID-19 (novel coronavirus) pandemic in Brazil and the measures taken by health and government authorities to address the pandemic, especially with regard to limiting the circulation and reunion of people, the Meeting shall be held exclusively by digital format , therefore shareholders participation can only take place as follows:

(a)	by using the Distance Voting Bulletin (“Bulletin”), the model of which is made available to shareholders at the Company's website (http://www.petrobras.com.br/ri) and the Brazilian Securities and Exchange Commission – CVM’s website (http://www.cvm.gov.br);

(b)	by using the Digital Platform, in person or by an attorney-in-fact duly authorized under the terms of article 21-C, paragraphs 2 and 3 of ICVM 481, in which case the shareholder may: (i) simply participate in the Meeting, having or not sent the Bulletin; or (ii) participate and vote in the Meeting, noting that, as to the shareholder who has already sent the Bulletin and wishes to vote in the Meeting, all voting instructions received by means of the Bulletin will be disregarded.

Proof of the status as the Company’s shareholder must be issued under Article 126 of Law 6404, of December 15, 1976 (“Brazilian Corporation Law”) and Article 13 of Petrobras’ Bylaws, as applicable.

The Company informs shareholders who wish to participate in this Meeting that the instructions to access the Digital Platform and/or to send the Bulletin for Distance Voting , pursuant to CVM Instruction 481, can be found in the Manual for the Meeting and in the Meeting Instructions for Shareholders.

To participate in the Meeting through the Digital Platform, the shareholder must send a request to the Company’s email assembleias@petrobras.com.br, up to two (2) days before the Meeting, that is, until 3 p.m. (Brasília time), November 28, 2020, , with the due following documents:

•         Individuals:

(a) valid ID with photo (original or certified copy) of the shareholder. The following documents can be presented: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association Card accepted as ID for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH);

(b) proof of ownership of Petrobras’ shares, issued by the depositary or custodian financial institution; and

(c) email to receive an individual invitation to access the Digital Platform and, therefore, participate in the Meeting.

•         Company or Legal Entity:

(a) valid ID with photo (original or certified copy) of the legal representative. The following documents can be sent: (i) Identity Card (RG) or Foreigner’s Identity Card (RNE); (ii) Passport; (iii) Professional Association Card accepted as ID for legal purposes (for example, OAB, CRM, CRC, CREA); or (iv) Driver’s License (CNH);

(b) documents proving the representation, including the appointment by power of attorney and a copy of the professional qualification documents and the minutes of the election of the board members; and, in the case of an investment fund, copies of (i) the fund’s bylaws, (ii) the professional qualification documents of its board member or member of the management, as the case may be; and (iii) the minutes of the election of such board members. If these documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but notarization and consularization are not required. Documents in English and Spanish do not need to be translated;

(c) proof of ownership of Petrobras’ shares, issued by the depositary or custodian financial institution; and

(d) email to receive an individual invitation to access the Digital Platform and, therefore, attend the Meeting.

In the case of a loan of shares, the exercise of voting rights shall be the responsibility of the borrower, unless otherwise provided in the agreement signed between the parties.

Notwithstanding the possibility of participating via Digital Platform, Petrobras recommends shareholders to make use of the Distance Voting Bulletin.

The documents pertaining to the matters to be resolved on by this Extraordinary General Meeting, pursuant to CVM Instruction 481, are available to shareholders on the websites of the Company (http://www.petrobras.com.br/ri) and of the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br).

Rio de Janeiro, October 27, 2020.

Eduardo Bacellar Leal Ferreira

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer